**MOL Plc.**
Finance

RECEIVED

2008 FEB -6 A 5:47

23th January, 2008

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

08000576

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

*MOL ~~Magyar Olaj- és Gázipari Rt.~~*
*Rule 12g3-2(b) File No. 82-4224*

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Krisztián Hercik
Investor Relations

PROCESSED
FEB 1 1 2008
THOMSON
FINANCIAL

Enclosure

**▶ MOL Plc.**

# INVESTOR NEWS

23 January 2008

**Closing of share purchase transaction between MOL and CEZ**

MOL Plc. hereby informs the capital market's participants that the share purchase agreement as part of MOL-CEZ strategic alliance announced on 20 December 2007 was financially closed and settled on 23 January 2008. MOL sold 7,677,285 pieces of „A" series MOL shares to CEZ at HUF 30,000 per share. MOL has an American call option for the shares with a strike price of HUF 20,000 per share which can be exercised within 3 years. MOL pays an upfront and annual option fee to CEZ.
Following this transaction MOL owns 1,465,734 „A" series and 578 „C" series ordinary shares in treasury.

**For further information, please contact:**

| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 1 464 1351 |
| Citigate Dewe Rogerson | + 44 (0) 207 282 1043 |

▶ **MOL Plc.**

# INVESTOR NEWS

23 January 2008

**Purchase of treasury shares**

MOL Plc. hereby informs capital market participants, that on 23 January 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 78,000 treasury shares at an average price of 22,094 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 1,543,734 "A" series and 578 "C" series ordinary shares.

**For further information, please contact:**


| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 1 464 1351 |
| Citigate Dewe Rogerson | + 44 (0) 207 282 1043 |

28th January, 2008

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
*MOL ~~Magyar Olaj- és Gázipari Rt.~~*
*Rule 12g3-2(b) File No. 82-4224*

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

**▶ MOL Plc.**

# INVESTOR NEWS

28 January 2008

**Purchase of treasury shares**

MOL Plc. hereby informs capital market participants, that on 25 January 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 86,000 treasury shares at an average price of 22,768 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 1,699,734 "A" series and 578 "C" series ordinary shares.

**For further information, please contact**:

| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 1 464 1351 |
| Citigate Dewe Rogerson | + 44 (0) 207 282 1043 |

25th January, 2008

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

*MOL ~~Magyar Olaj- és Gázipari Rt.~~*
*Rule 12g3-2(b) File No. 82-4224*

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

**MOL Hungarian Oil and Gas Plc.**
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

**www.mol.hu**

**▶ MOL Plc.**

# INVESTOR NEWS

25 January 2008

**Change in influence in MOL**

Based on Article 55 (2) of the Capital Market Act MOL Plc hereby informs the capital market that CEZ MH B.V. sent to the Company the attached information on 24 January 2008, according to the Article 61 of the Capital Market Act.

According to that, the direct voting rights of CEZ MH B.V. and the indirect voting rights of CEZ a.s. increased to 7,1%


**For further information, please contact**:

| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 1 464 1351 |
| Citigate Dewe Rogerson | + 44 (0) 207 282 1043 |

▶ **MOL Plc.**

# INVESTOR NEWS

25 January 2008

**Purchase of treasury shares**

MOL Plc. hereby informs capital market participants, that on 24 January 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 70,000 treasury shares at an average price of 22,763 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 1,613,734 "A" series and 578 "C" series ordinary shares.

**For further information, please contact**:


| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 1 464 1351 |
| Citigate Dewe Rogerson | + 44 (0) 207 282 1043 |

**▶ MOL Plc.**

# INVESTOR NEWS

25 January 2008

**Change in influence in MOL**

Based on Article 55 (2) of the Capital Market Act MOL Plc hereby informs the capital market that OTP Plc. sent to the Company the following information on 24 January 2008, according to the Article 61 of the Capital Market Act.

The direct and the indirect voting rights of OTP Plc. decreased to 9,6%

**For further information, please contact:**

| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 1 464 1351 |
| Citigate Dewe Rogerson | + 44 (0) 207 282 1043 |

END